EXHIBIT 3(b)

            RESOLVED, that the By-Laws of the Corporation be, and the same hereby are, amended to include the following provisions relating to nominations to the Board of Directors:

            Section 2.14 Nomination for Director. Nominations for election to the Board may be made by the Board or by any stockholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of Directors. Nominations, other than those made by or on behalf of the Board, shall be made in writing and shall be delivered to the President or the Chairman of the Board of the Corporation not less than (20) days prior to the applicable meeting; provided, however, that if the Corporation furnished less than thirty (30) days' notice of any meeting, such notification must be delivered not later than ten (10) days following the date on which the Corporation provided such notice but in no event less than five (5) days prior to the meeting. The notification shall contain the following information to the extent known to the notifying stockholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying stockholder; (e) the number of shares of capital stock of the Corporation owned by the notifying stockholder; and (f) all other information required
            (in the President's judgement) to be included in the Corporation's proxy statement with respect to the applicable meeting of stockholders. Nominations not made in accordance herewith may, in his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the inspectors of election shall disregard all votes cast for each such nominee.